NO ACT

DC PE 1-24-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
[redacted]

08024899

Received SEC
FEB 19 2008
Washington, DC 20549

February 19, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 02-19-2008

Geoffrey W. Edwards
Legal Department
Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, AR 72716

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2008

Dear Mr. Edwards:

This is in response to your letter dated January 24, 2008 concerning the shareholder proposal submitted to Wal-Mart by the National Legal and Policy Center. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 28 2008
THOMSON
FINANCIAL

Enclosures

cc: Peter Flaherty
President
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

WAL★MART

Legal

Geoffrey W. Edwards
Geoffrey.Edwards@walmartlegal.com

702 SW 8th Street
Bentonville, AR 72716
Main 479.273.4505
www.walmart.com

January 24, 2008

<u>OVERNIGHT DELIVERY</u>
<u>VIA FEDERAL EXPRESS</u>

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc.—Notice of Intent to Omit from Proxy Materials the Shareholder Proposal of National Legal and Policy Center

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("*Wal-Mart*" or the "*Company*"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Wal-Mart's intention to exclude a shareholder proposal (the "*Proposal*") from the proxy materials for Wal-Mart's 2008 Annual Shareholders' Meeting (the "*2008 Proxy Materials*"). The Proposal was submitted by the National Legal and Policy Center (the "*Proponent*"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "*Staff*") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2008 Proxy Materials for the reasons described below. A copy of the Proposal, along with the related cover letter is attached hereto as <u>Exhibit A</u>. In accordance with Rule 14a-8(j), we are providing six copies of this letter and its attachments to the Commission.

Wal-Mart intends to begin printing the 2008 Proxy Materials on or about April 14, 2008, so that it may begin mailing the 2008 Proxy Materials no later than April 17, 2008. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

I. <u>The Proposal</u>.

The resolution included in the Proposal requests the Board of Directors of the Company (the "*Board*") to issue a semi-annual report disclosing (i) the Company's policies and procedures for making charitable contributions, (ii) the charitable contributions made by the Company and (iii) the rationale behind each charitable contribution. The supporting statement in the Proposal explains that such reports would allow the Company's shareholders to fully evaluate the charitable use of corporate assets by the Company.

II. Ground for Exclusion.

The Proposal deals with substantially the same subject matter as a proposal appearing in the proxy materials for Wal-Mart's Annual Shareholders' Meeting held on June 1, 2007 (the "2007 Annual Meeting"), which proposal received less than 3% of the vote on that proposal at the 2007 Annual Meeting. As a result, the Company may exclude the Proposal in reliance on Rule 14a-8(i)(12)(i).

Rule 14a-8(i)(12)(i) under the Exchange Act permits the exclusion of a shareholder proposal dealing with"

> "substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:
>
> (i) Less than 3% of the vote if proposed once within the preceding 5 calendar years...."

The Proposal is identical to a proposal submitted by the Proponent and included in the proxy materials for Wal-Mart's 2007 Annual Shareholders' Meeting (the "*Prior Proposal*"). A copy of the Prior Proposal is attached hereto as Exhibit B. As reported in the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2007, the Prior Proposal was presented at the 2007 Annual Shareholders' Meeting and received 92,621,104 votes for and 3,082,091,478 votes against. Based on the method of calculation prescribed in Staff Legal Bulletin No. 14, Question F.4 (available July 12, 2001), 2.92 % of the total votes cast for or against the Prior Proposal were cast in favor of the Prior Proposal. Consequently, this vote falls short of the 3% threshold required pursuant to Rule 14a-8(i)(12)(i) for resubmission of a substantially similar proposal within the subsequent five-year period. In determining this percentage, the Company disregarded abstentions and broker non-votes in accordance with the Staff's position on counting votes for purposes of Rule 14a-8(i)(12), as provided in Staff Legal Bulletin No. 14, Question F.4.

In view of the foregoing, the Company has concluded that it may exclude the Proposal from the 2008 Proxy Materials in reliance on Rule 14a-8(i)(12).

III. Conclusion.

Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if Wal-Mart excludes the Proposal from the 2008 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2008 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2008 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-6483 or Jeffrey J. Gearhart, Senior Vice President and Deputy General Counsel, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Geoffrey W. Edwards

cc: Peter Flaherty
National Legal and Policy Center
107 Park Washington Court
Falls Church, VA 22046

Enclosures

Exhibit A

National Legal and Policy Center
"promoting ethics in public life"

December 12, 2007

Mr. Jeffrey J. Gearhart
Vice President and General Counsel
Wal-Mart
702 Southwest 8th Street
Bentonville, AR 72716-0215

VIA EXPRESS MAIL & FED EX

Dear Mr. Gearhart:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 69 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a report on the Company's charitable contributions.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Charitable Contributions
Letter from SmithBarney

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Charitable Contributions Report

Resolved: The shareholders request that Wal-Mart provide a report updated semi-annually, omitting proprietary information and at reasonable cost, disclosing the Company's:

1. Policies and procedures for charitable contributions (both direct and indirect) made with corporate assets;

2. Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations;

3. Rationale for each of the charitable contributions.

To the extent reasonable and permissible, the report may include the type of information requested above for the Wal-Mart Foundation and other charities and foundations controlled or managed by the Company.

This report may be posted on the company's website to reduce costs to shareholders.

Supporting Statement:

Wal-Mart's assets belong to its shareholders. The expenditure or distribution of corporate assets, including charitable contributions, should be consistent with shareholder interests.

Accordingly, the Company's rationale for charitable contributions should be disclosed to shareholders. Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the charitable use of corporate assets.

Company executives exercise wide discretion over the use of corporate assets for charitable purposes.

Absent a system of transparency and accountability for charitable contributions, Company executives may use Company assets for objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. [See Special Report titled *Wal-Mart Embraces Controversial Causes: Bid to Appease Liberal Interest Groups Will Likely Fail, Hurt Business*, published by the National Legal and Policy Center (http://www.nlpc.org/pdfs/Wal-MartSpecial%20Report.pdf)]

Exhibit B

National Legal and Policy Center
"promoting ethics in public life"

December 13, 2006

Mr. Jeffrey J. Gearhart
Vice President and General Counsel
Wal-Mart
702 Southwest 8th Street
Bentonville, AR 72716-0215

VIA EXPRESS MAIL & FED EX

Dear Mr. Gearhart:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Wal-Mart ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

National Legal and Policy Center (NLPC) is the beneficial owner of 69 shares of the Company's common stock, which shares have been held continuously for more than a year prior to this date of submission. NLPC intends to hold the shares through the date of the Company's next annual meeting of shareholders. The attached letter contains the record holder's appropriate verification of NLPC's beneficial ownership of the aforementioned Company stock.

The Proposal is submitted in order to promote shareholder value by requesting a report on the Company's charitable contributions.

I will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at the number below. Copies of correspondence or a request for a "no-action" letter should be forwarded to me at the address below.

Sincerely,

Peter Flaherty
President

Enclosures: Shareholder Resolution: Charitable Contributions
Letter from SmithBarney

107 Park Washington Court • Falls Church, VA • 22046
703-237-1970 • fax 703-237-2090 • www.nlpc.org

Charitable Contributions Report

Resolved: The shareholders request that Wal-Mart provide a report updated semi-annually, omitting proprietary information and at reasonable cost, disclosing the Company's:

1. Policies and procedures for charitable contributions (both direct and indirect) made with corporate assets;

2. Monetary and non-monetary contributions made to non-profit organizations operating under Section 501(c)(3) and 501(c)(4) of the Internal Revenue Code, and any other public or private charitable organizations;

3. Rationale for each of the charitable contributions.

To the extent reasonable and permissible, the report may include the type of information requested above for the Wal-Mart Foundation and other charities and foundations controlled or managed by the Company.

This report may be posted on the company's website to reduce costs to shareholders.

Supporting Statement:

Wal-Mart's assets belong to its shareholders. The expenditure or distribution of corporate assets, including charitable contributions, should be consistent with shareholder interests.

Accordingly, the Company's rationale for charitable contributions should be disclosed to shareholders. Current disclosure is insufficient to allow the Company's Board and its shareholders to fully evaluate the charitable use of corporate assets.

Company executives exercise wide discretion over the use of corporate assets for charitable purposes.

Absent a system of transparency and accountability for charitable contributions, Company executives may use Company assets for objectives that are not shared by and may be inimical to the interests of the Company and its shareholders. [See Special Report titled *Wal-Mart Embraces Controversial Causes: Bid to Appease Liberal Interest Groups Will Likely Fail, Hurt Business*, published by the National Legal and Policy Center (http://www.nlpc.org/pdfs/Wal-MartSpecial%20Report.pdf)]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 24, 2008

The proposal requests that the company provide a report disclosing the company's charitable contributions and related information.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(12)(i). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(i).

Sincerely,

William A. Hines
Special Counsel

END